UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Ruth’s Hospitality Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number)

SCOTT I. ROSS

HILL PATH CAPITAL LP

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,070,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,070,259
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,070,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,070,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,070,259
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,070,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,070,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,070,259
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,070,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,070,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,070,259
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,070,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IA, PN

5

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,070,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,070,259
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,070,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,070,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,070,259
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,070,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 783332109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $0.01 par value per shares (the “Shares”) of Ruth’s Hospitality Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1030 W. Canton Avenue, Suite 100, Winter Park, FL 32789.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Hill Path Capital Partners II LP, a Delaware limited partnership (“Hill Path Capital II”), with respect to the Shares directly and beneficially owned by it;
(ii)	Hill Path Capital Partners II GP LLC, a Delaware limited liability company (“Hill Path GP II”), as the general partner of Hill Path Capital II;
(iii)	Hill Path Investment Holdings II LLC, a Delaware limited liability company (“Hill Path Investment Holdings II”), as the managing member of Hill Path GP II;
(iv)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of Hill Path Capital II;
(v)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and
(vi)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 32nd Floor, New York, New York 10155.

(c)       The principal business of Hill Path Capital II is investing in securities. The principal business of Hill Path GP II is serving as the general partner of Hill Path Capital II. The principal business of Hill Path Investment Holdings II is serving as the managing member of Hill Path GP II. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of Hill Path Capital II. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 783332109

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ross is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Hill Path Capital II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,070,259 Shares beneficially owned by Hill Path Capital II is approximately $31,494,584, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Hill Path is a private investment firm that manages a pool of investment capital on behalf of institutional investors, high net worth families and the principals of Hill Path. Hill Path focuses on making long term investments in the equity and debt of both public and private businesses across industry sectors.

The Reporting Persons have had or may have discussions and other communications with some or all of the following: current or prospective shareholders, members of the Issuer’s management, members of the Issuer’s board of directors (the “Board”), industry analysts, existing or potential strategic partners, existing or potential competitors, investment professionals, financing professionals, financial institutions, lenders and other sources of credit, and/or various other third parties, regarding a variety of matters relating to the Issuer, which may include among other things, the Issuer’s business, operating performance, capital structure, capital allocation, corporate governance, Board composition, change of control or other strategic transaction involving the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage in.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer, including pursuant to appropriate confidentiality or similar agreements; suggesting changes in the Issuer’s business, operations, capital structure, capital allocation, corporate governance, Board composition, potential business combinations or dispositions involving the Issuer or certain of its businesses, including transactions in which the Reporting Persons may seek to participate and potentially engage in (as a purchaser or investor), and/or other strategic or other matters; acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons or their representatives may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

9

CUSIP No. 783332109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,316,618 Shares outstanding, as of October 25, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 29, 2021.

A.	Hill Path Capital II
(a)	As of the close of business on November 29, 2021, Hill Path Capital II beneficially owned directly 2,070,259 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,070,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,070,259
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Hill Path GP II
(a)	Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,070,259 Shares owned by Hill Path Capital II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,070,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,070,259
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Hill Path Investment Holdings II
(a)	Hill Path Investment Holdings, as the managing member of Hill Path GP II, may be deemed the beneficial owner of the 2,070,259 Shares owned by Hill Path Capital II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,070,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,070,259
4. Shared power to dispose or direct the disposition: 0

10

CUSIP No. 783332109

(c)	Hill Path Investment Holdings II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Hill Path
(a)	Hill Path, as the investment manager of Hill Path Capital II, may be deemed the beneficial owner of the 2,070,259 Shares owned by Hill Path Capital II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,070,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,070,259
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the 2,070,259 Shares owned by Hill Path Capital II

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,070,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,070,259
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Ross
(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings II, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the 2,070,259 Shares owned by Hill Path Capital II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,070,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,070,259
4. Shared power to dispose or direct the disposition: 0

11

CUSIP No. 783332109

(c)	Mr. Ross has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 29, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Hill Path Capital Partners II LP, Hill Path Capital Partners II GP LLC, Hill Path Investment Holdings II LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated November 29, 2021.

12

CUSIP No. 783332109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

Hill Path Capital Partners II LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings II LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

13

CUSIP No. 783332109

/s/ Scott I. Ross
Scott I. Ross

14

CUSIP No. 783332109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

HILL PATH CAPITAL PARTNERS II LP

200	$19.0000	10/13/2021
44,794	$18.9727	10/20/2021
11,434	$18.9901	10/21/2021
5,396	$18.9841	10/22/2021
29,943	$18.9898	10/25/2021
48,915	$18.9712	10/26/2021
64,059	$18.8775	10/27/2021
71,489	$18.9358	10/28/2021
100	$19.0000	10/29/2021
110,836	$18.3521	11/02/2021
127,013	$18.7455	11/03/2021
43,399	$18.9561	11/04/2021
24,709	$18.9827	11/11/2021
22,167	$18.9912	11/12/2021
30,100	$18.9951	11/15/2021
86,310	$18.9730	11/16/2021
41,911	$18.9632	11/17/2021
50,000	$18.5899	11/18/2021
42,252	$18.1396	11/19/2021
35,000	$18.5716	11/22/2021
59,302	$18.4360	11/23/2021
20,038	$18.0694	11/24/2021
131,445	$17.0625	11/26/2021
77,705	$17.3801	11/29/2021